Form U-13-60
Mutual and Subsidiary Service Companies
Revised February 7, 1980

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2004 and Ending December 31, 2004

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

FIRSTENERGY SERVICE COMPANY
(Exact Name of Reporting Company)

A Subsidiary Service Company
("Mutual" or "Subsidiary")

Date of Incorporation October 11, 2001
If not Incorporated, Date of Organization

State or Sovereign Power under which Incorporated or Organized Ohio

Location of Principal Executive Offices of Reporting Company:

76 S. Main St., Akron, OH 44308

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

76 South Main Street
H. L. Wagner	Vice President & Controller	Akron, OH 44308
(Name)	(Title)	(Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

FIRSTENERGY CORP. (File No. 070-09793)

INSTRUCTIONS FOR USE OF FORM U-13-60

1.   Time of Filing. - Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.   Number of Copies. - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.   Period Covered by Report. - The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   Report Format. - Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.   Money Amounts Displayed. - All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (S210.3-01(b)).

6.   Deficits Displayed. - Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c))

7.   Major Amendments or Corrections. - Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   Definitions. - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   Organization Chart. - The service company shall submit with each annual report a copy of its current organization chart.

10.  Methods of Allocation. - The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  Annual Statement of Compensation for Use of Capital Billed. - The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

Description of Schedules and Accounts	Schedule or Account Number	Page Number

Comparative Balance Sheet	Schedule I	4-5
Service Company Property	Schedule II	6-7
Accumulated Provision For Depreciation And
Amortization Of Service Company Property	Schedule III	8
Investments	Schedule IV	9
Accounts Receivable From Associate
Companies	Schedule V	10-10L
Fuel Stock Expenses Undistributed	Schedule VI	11
Stores Expense Undistributed	Schedule VII	12
Miscellaneous Current And Accrued Assets	Schedule VIII	13
Miscellaneous Deferred Debits	Schedule IX	14
Research, Development, Or Demonstration
Expenditures	Schedule X	15
Proprietary Capital	Schedule XI	16
Long-Term Debt	Schedule XII	17
Current And Accrued Liabilities	Schedule XIII	18-18B
Notes To Financial Statements	Schedule XIV	19-19C
Comparative Income Statement	Schedule XV	20
Analysis Of Billing - Associate Companies	Account 457	21
Analysis Of Billing - Nonassociate Companies	Account 458	22
Analysis Of Charges For Service - Associate
And Nonassociate Companies	Schedule XVI	23
Schedule Of Expense By Department Or
Service Function	Schedule XVII	24-25E
Departmental Analysis Of Salaries	Account 920	26
Outside Services Employed	Account 923	27-27I
Employee Pensions And Benefits	Account 926	28
General Advertising Expenses	Account 930.1	29-29E
Miscellaneous General Expenses	Account 930.2	30
Rents	Account 931	31
Taxes Other Than Income Taxes	Account 408	32
Donations	Account 426.1	33-33A
Other Deductions	Account 426.5	34
Notes To Statement Of Income	Schedule XVIII	35

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements	Page Number

Organization Chart	36

Methods Of Allocation	37-37B

Annual Statement Of Compensation For Use Of Capital Billed	38

NOTE:	Dollar figures in this report are shown in thousands unless otherwise noted.

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSET AND OTHER DEBITS	As of December 31
		CURRENT	PRIOR
SERVICE COMPANY PROPERTY
101	Service company property (Schedule II)	$326,511	$421,403
107	Construction work in progress (Schedule II)	8,438	34,730
	Total Property	334,949	456,133

108	Less accumulated provision for depreciation
	and amortization of service company
	property (Schedule III)	165,768	173,297

	Net Service Company Property	169,181	282,836

INVESTMENTS
123	Investments in associate companies (Schedule IV)	-	-
124	Other investments (Schedule IV)	165,039	152,659
	Total Investments	165,039	152,659

CURRENT AND ACCRUED ASSETS
131	Cash	-	-
134	Special deposits	416	416
135	Working funds	969	949
136	Temporary cash investments (Schedule IV)	1,212	2,564
141	Notes receivable from associate companies	-	-
143	Accounts receivable	2,819	31,535
144	Accumulated provision for uncollectible
	Accounts receivable	(1,058)	(533)
145	Notes receivable from associate companies	2,600,492	2,802,133
146	Accounts receivable from associate
	companies (Schedule V)	302,556	244,049
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	73,939	69,305
163	Stores expenses undistributed (Schedule VII)	-	-
165	Prepayments	93,025	114,572
174	Miscellaneous current and accrued assets
	(Schedule VIII)	-	-
	Total Current and Accrued Assets	3,074,370	3,264,990

DEFERRED DEBITS

181	Unamortized debt expense	-	-
184	Clearing accounts	239	599
186	Miscellaneous deferred debits (Schedule IX)	45,437	42,527
188	Research, development, or demonstration
	expenditures (Schedule X)	267	-
190	Accumulated deferred income taxes	74,268	94,821
	Total Deferred Debits	120,211	137,947

	TOTAL ASSETS AND OTHER DEBITS	$3,528,801	$3,838,432

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	As of December 31
		CURRENT	PRIOR
PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	$1	$1
211	Miscellaneous paid-in-capital (Schedule XI)	2,028	(78,720)
215	Retained earnings / Accumulated other
	comprehensive income /(loss) (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	2,595	2,595
	Total Proprietary Capital	4,624	(76,124)

LONG-TERM DEBT

223	Advances from associate companies (Schedule XII)	116,102	56,448
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt-debit	-	-
	Total Long-term Debt	116,102	56,448

CURRENT AND ACCRUED LIABILITIES

231	Notes payable	-	-
232	Accounts payable	129,962	166,272
233	Notes payable to associate
	companies (Schedule XIII)	2,224,475	2,356,670
234	Accounts payable to associate
	companies (Schedule XIII)	366,631	818,107
236	Taxes accrued	129,001	-
237	Interest accrued	663	675
238	Dividends declared	-	-
241	Tax collections payable	-	-
242	Miscellaneous current and accrued
	liabilities (Schedule XIII)	81,708	68,563
	Total Current and Accrued Liabilities	2,932,440	3,410,287

DEFERRED CREDITS

253	Other deferred credits	475,635	447,821
255	Accumulated deferred investment tax credit	-	-
	Total Deferred Credits	475,635	447,821

282	Accumulated deferred income taxes	-	-

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$3,528,801	$3,838,432

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY (CONSOLIDATED)

For the Year Ended December 31, 2004

SCHEDULE II - SERVICE COMPANY PROPERTY

		BALANCE AT		RETIREMENTS		BALANCE AT
		BEGINNING		OR	OTHER	CLOSE OF
DESCRIPTION		OF YEAR	ADDITIONS	SALES	CHANGES 1/	YEAR

SERVICE COMPANY PROPERTY

Account

301	Organization	$49	$-	$-	$-	$49

303	Miscellaneous
	Intangible Plant	189,443	26,368	(18,513)	(101,081)	96,217

304	Land & Land Right	1,007	-	-	-	1,007

305	Structures And
	Improvements	65,204	701	-	-	65,905

306	Leasehold
	Improvements	-	-	-	-	-

307	Equipment 2/	41,459	2,482	(561)	(1,561)	41,819

308	Office Furniture
	And Equipment	124,240	17,999	(8,658)	(12,067)	121,514

309	Automobiles, Other
	Vehicles And
	Related Garage
	Equipment	-	-	-	-	-

310	Aircraft And
	Airport Equipment	-	-	-	-	-

311	Other Service
	Company Property 3/	-	-	-	-	-

	Sub-Total	421,402	47,550	(27,732)	(114,709)	326,511

107	Construction Work
	In Progress 4/	34,731	21,083	-	(47,376)	8,438

Total		$456,133	$68,633	$(27,732)	$(162,085)	$334,949

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY (CONSOLIDATED)

For the Year Ended December 31, 2004

SCHEDULE II - SERVICE COMPANY PROPERTY (CONTINUED)

1/	PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

Transfer of SAP Project Evolution assets from FirstEnergy Service Company to Operating Companies in Sept. and Dec. 2004.

2/	SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUBACCOUNT DESCRIPTION	ADDITIONS	BALANCE AT
		CLOSE OF YEAR

Stores Equipment	$17	$17
Tool Shop, Garage Equipment	-	6
Laboratory Equipment	-	132
Power Operated Equipment	145	145
Communications Equipment	2,301	41,500
Miscellaneous Equipment	19	19
Total	$2,482	$41,819

3/	Describe Other Service Company Property:

N/A

4/	Describe Construction Work In Progress:

Information System Development
General Office Construction

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY (NSOLIDATED)

For the Year Ended December 31, 2004

SCHEDULE III
ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCOUNT 403	RETIREMENTS	OTHER CHANGES ADD (DEDUCT)1/	BALANCE AT CLOSE OF YEAR
Account

301	Organization	$-	$-	$-	$-	$-

303	Miscellaneous
	Intangible Plant	75,195	17,743	(18,513)	(14,038)	60,387

304	Land & Land Rights	-	-	-	-	-

305	Structures And
	Improvements	41,485	1,596	-	(126)	42,955

306	Leasehold
	Improvements	-	-	-	-	-

307	Equipment	24,529	2,448	(561)	55	26,471

308	Office Furniture
	and Equipment	32,088	12,949	(8,658)	(424)	35,955

309	Automobiles,
	Other Vehicle And Related Garage Equipment	-	-	-	-	-

310	Aircraft And
	Airport Equipment	-	-	-	-	-

311	Other Service
	Company Property	-	-	-	-	-

		$173,297	$34,736	$(27,732)	$(14,533)	$165,768

1/	PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

N/A

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE OF
	OF YEAR	YEAR
Account 123 - Investment In Associate Companies

None

Account 124 - Other Investments

Deferred Compensation Plan	$108,597	$132,351
Supplemental Executive Retirement Plan	23,758	24,615
Rabbi Trust	17,201	5,291
Health Care Reserve	2,472	1,318
Voluntary Employee Benefit Trust	500	500
Executive Life Insurance Plan	131	964

Total	$152,659	$165,039

Account 136 - Temporary Cash Investments

Bank Certificate Of Deposit	$2,464	$1,212
Shore Bank CD	100	-

Total	$2,564	$1,212

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Description	Balance at Beginning of Year	Balance at Close of Year

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

American Transmission Systems, Incorporated	$16,210	$5,425
Centerior Funding Company	-	6,267
EI UK Holdings, Inc.	-	269
Fiber Venture Equity, Inc.	1	-
First Communications, LLC	41	44
FirstEnergy Generation Corp.	15,512	-
FirstEnergy Nuclear Operating Company	4,783	-
FirstEnergy Solutions Corp.	25,181	32,431
FirstEnergy Telecom Services, Inc.	-	1,273
FirstEnergy Ventures Corp.	5,482	8,143
GPU Capital, Inc.	106,608	104
GPU Nuclear, Inc.	-	541
GPU Power, Inc.	303	16
JCP&L Transition Funding, LLC	-	164
MARBEL Energy Corporation	212	-
Met-Ed Funding LLC	-	40,304
Met-Ed Preferred Capital II, Inc.	-	82
MYR Group Inc.	4,575	1,430
Nineveh Water Company	-	13
Ohio Edison Company	-	26,712
Penelec Funding LLC	-	14,067
Penelec Preferred Capital II, Inc.	-	55
Penn Power Funding LLC	-	20
Pennsylvania Power Company	-	755
The Cleveland Electric Illuminating Company	3,815	88,720
The Toledo Edison Company	61,326	75,328
Toledo Edison Capital Company	-	307
Warrenton River Terminal, Ltd.	-	86
	$244,049	$302,556

10A

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Analysis of Convenience or Accommodation Payments	Total Payments

Advertising
FirstEnergy Solutions Corp.	$181
Jersey Central Power & Light Company	223
Metropolitan Edison Company	41
Ohio Edison Company	4
Pennsylvania Electric Company	89
Pennsylvania Power Company	2
The Cleveland Electric Illuminating Company	1
Warrenton River Terminal, Ltd.	5
Total	$546

Bank Fees
FirstEnergy Corp.	$7,242
FirstEnergy Facilities Services Group, LLC	13
FirstEnergy Generation Corp.	1
FirstEnergy Solutions Corp.	14
FirstEnergy Telecom Services, Inc.	1
Jersey Central Power & Light Company	470
Metropolitan Edison Company	271
Ohio Edison Company	1,580
Pennsylvania Electric Company	217
Pennsylvania Power Company	245
The Cleveland Electric Illuminating Company	195
The Toledo Edison Company	179
Total	$10,428

10B

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Analysis of Convenience or Accommodation Payments:	Total Payments

Corporate Dues and Fees
FirstEnergy Facilities Services Group, LLC	$2
FirstEnergy Generation Corp.	850
FirstEnergy Solutions Corp.	37
Jersey Central Power & Light Company	52
Metropolitan Edison Company	30
Ohio Edison Company	63
Pennsylvania Electric Company	37
Pennsylvania Power Company	20
The Cleveland Electric Illuminating Company	31
The Toledo Edison Company	139
Total	$1,261

Customer Related Expenses
FirstEnergy Facilities Services Group, LLC	$136
FirstEnergy Generation Corp.	87
FirstEnergy Solutions Corp.	39,281
FirstEnergy Telecom Services, Inc.	33
FirstEnergy Ventures Corp.	70
Jersey Central Power & Light Company	46,675
Ohio Edison Company	396
Pennsylvania Power Company	7
The Cleveland Electric Illuminating Company	382
The Toledo Edison Company	124
Warrenton River Terminal, Ltd.	140
Total	$87,331

10C

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Analysis of Convenience or Accommodation Payments	Total Payments

Dividends
Cleveland Electric Financing Trust I	$4,639
FirstEnergy Corp.	492,695
Jersey Central Power & Light Company	500
Ohio Edison Company	2,144
Pennsylvania Power Company	2,848
The Cleveland Electric Illuminating Company	6,541
The Toledo Edison Company	8,845
Total	$518,212

Donations
FirstEnergy Generation Corp.	$2
Jersey Central Power & Light Company	197
Metropolitan Edison Company	153
Ohio Edison Company	702
Pennsylvania Electric Company	182
Pennsylvania Power Company	150
The Cleveland Electric Illuminating Company	892
The Toledo Edison Company	379
Total	$2,657

Employees Payroll Withholding Payments
FirstEnergy Generation Corp.	$38,530
FirstEnergy Solutions Corp.	6,525
Jersey Central Power & Light Company	39,824
Metropolitan Edison Company	16,686
Ohio Edison Company	25,088
Pennsylvania Electric Company	20,962
Pennsylvania Power Company	4,116
The Cleveland Electric Illuminating Company	14,803
The Toledo Edison Company	8,648
Total	$175,182

10D

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Analysis of Convenience or Accommodation Payments	Total Payments

Employee Related Expenses
FirstEnergy Facilities Services Group, LLC	$4
FirstEnergy Generation Corp.	1,415
FirstEnergy Solutions Corp.	329
FirstEnergy Telecom Services, Inc.	2
Jersey Central Power & Light Company	968
Metropolitan Edison Company	373
Ohio Edison Company	773
Pennsylvania Electric Company	368
Pennsylvania Power Company	53
The Cleveland Electric Illuminating Company	322
The Toledo Edison Company	230
Warrenton River Terminal, Ltd.	75
Total	$4,912

Health Care and Other Benefits Payments
FirstEnergy Corp.	$134
FirstEnergy Facilities Services Group, LLC	888
FirstEnergy Generation Corp.	25,414
FirstEnergy Solutions Corp.	3,662
Jersey Central Power & Light Company	27,808
Metropolitan Edison Company	10,511
Ohio Edison Company	17,122
Pennsylvania Electric Company	13,194
Pennsylvania Power Company	2,790
The Cleveland Electric Illuminating Company	12,298
The Toledo Edison Company	5,637
Warrenton River Terminal, Ltd.	143
Total	$119,601

10E
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Analysis of Convenience or Accommodation Payments	Total Payments

Income Taxes, Other then Income Tax, and Sales/Use Taxes
FirstEnergy Generation Corp.	$4,093
FirstEnergy Solutions Corp.	10,527
FirstEnergy Telecom Services, Inc.	234
Jersey Central Power & Light Company	107,018
Metropolitan Edison Company	16,455
Ohio Edison Company	2,979
Pennsylvania Electric Company	15,562
Pennsylvania Power Company	5,438
The Cleveland Electric Illuminating Company	2,437
The Toledo Edison Company	1,041
Total	$165,784

Interest Expenses
Bay Shore Power Company	$3
FirstEnergy Corp.	288,700
FirstEnergy Generation Corp.	1,131
FirstEnergy Solutions Corp.	67
FirstEnergy Telecom Services, Inc.	4
FirstEnergy Ventures Corp.	20
Jersey Central Power & Light Company	68,619
Met-Ed Funding LLC	2
Metropolitan Edison Company	36,437
OES Capital, Incorporated	15,058
OES Ventures, Incorporated	3
Ohio Edison Company	53,110
Penelec Funding LLC	2
Penn Power Funding LLC	1
Pennsylvania Electric Company	29,722
Pennsylvania Power Company	9,662
The Cleveland Electric Illuminating Company	150,012
The Toledo Edison Company	38,352
Warrenton River Terminal, Ltd.	19
Total	$690,924

10F

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Analysis of Convenience or Accommodation Payments	Total Payments

Lease/Rental Payments
FirstEnergy Generation Corp.	$2,575
FirstEnergy Solutions Corp.	29
FirstEnergy Telecom Services, Inc.	23
Jersey Central Power & Light Company	14,390
Met-Ed Funding LLC	5
Metropolitan Edison Company	5,052
Ohio Edison Company	4,156
Penelec Funding LLC	5
Penn Power Funding LLC	5
Pennsylvania Electric Company	4,402
Pennsylvania Power Company	795
The Cleveland Electric Illuminating Company	2,948
The Toledo Edison Company	1,351
Warrenton River Terminal, Ltd.	403
Total	$36,139

Legal Settlement
FirstEnergy Corp.	$1,150
Jersey Central Power & Light Company	819
Metropolitan Edison Company	172
Pennsylvania Electric Company	133
Total	$2,274

10G

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Analysis of Convenience or Accommodation Payments	Total Payments

Licenses, Permits and Regulations
FirstEnergy Generation Corp.	$3,738
FirstEnergy Solutions Corp.	927
FirstEnergy Telecom Services, Inc.	10
Jersey Central Power & Light Company	970
Metropolitan Edison Company	192
Ohio Edison Company	307
Pennsylvania Electric Company	266
Pennsylvania Power Company	61
The Cleveland Electric Illuminating Company	186
The Toledo Edison Company	90
York Haven Power Company	59
Total	$6,806

Materials and Supplies
Centerior Energy Services, Inc.	$1
FirstEnergy Generation Corp.	76,874
FirstEnergy Properties, Inc.	31
FirstEnergy Solutions Corp.	52
FirstEnergy Telecom Services, Inc.	50
Jersey Central Power & Light Company	19,442
Metropolitan Edison Company	9,651
Ohio Edison Company	10,392
Pennsylvania Electric Company	8,436
Pennsylvania Power Company	2,124
The Cleveland Electric Illuminating Company	9,717
The Toledo Edison Company	4,397
Total	$141,167

10H

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Analysis of Convenience or Accommodation Payments	Total Payments

Merger Costs
FirstEnergy Corp.	$56
Total	$56

Nuclear Plants Operation and Nuclear Fuels Expenses
Ohio Edison Company	$152,321
Pennsylvania Power Company	7,494
The Cleveland Electric Illuminating Company	57,704
The Toledo Edison Company	105,773
Total	$323,292

Office Supplies and Expenses
Centerior Funding Corporation	$36
FirstEnergy Corp.	49
FirstEnergy Generation Corp.	264
FirstEnergy Solutions Corp.	83
FirstEnergy Telecom Services, Inc.	32
Jersey Central Power & Light Company	608
Metropolitan Edison Company	588
Ohio Edison Company	4,010
Pennsylvania Electric Company	2,062
Pennsylvania Power Company	388
The Cleveland Electric Illuminating Company	1,462
The Toledo Edison Company	860
Total	$10,442

10I

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:

Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Analysis of Convenience or Accommodation Payments	Total Payments

Operating Expenses
FirstEnergy Facilities Services Group, LLC	$3
FirstEnergy Generation Corp.	7,599
FirstEnergy Solutions Corp.	52,812
FirstEnergy Telecom Services, Inc.	1,819
Jersey Central Power & Light Company	28,946
Metropolitan Edison Company	31,866
Ohio Edison Company	121,926
Pennsylvania Electric Company	31,313
Pennsylvania Power Company	16,494
The Cleveland Electric Illuminating Company	82,372
The Toledo Edison Company	38,322
Warrenton River Terminal, Ltd.	753
Total	$414,225

Other Deduction Related Payments
FirstEnergy Corp.	$2,015
FirstEnergy Generation Corp.	1,188
FirstEnergy Telecom Services, Inc.	9
JCP&L Transition Funding, LLC	5
Jersey Central Power & Light Company	2
Metropolitan Edison Company	5
Ohio Edison Company	355
Pennsylvania Electric Company	957
Pennsylvania Power Company	4
Penelec Preferred Capital II, Inc.	6
The Cleveland Electric Illuminating Company	315
The Toledo Edison Company	96
Total	$4,957

10J

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Analysis of Convenience or Accommodation Payments	Total Payments

Other Investments Related Payments
Ohio Edison Company	$4,426
Total	$4,426

Outside Services Employed - Legal Expenses
FirstEnergy Corp.	$28,492
FirstEnergy Generation Corp.	8,744
FirstEnergy Solutions Corp.	660
FirstEnergy Telecom Services, Inc.	38
FirstEnergy Telecommunications Corp.	22
Jersey Central Power & Light Company	4,897
Met-Ed Funding LLC	128
Metropolitan Edison Company	1,221
OES Capital, Incorporated	101
Ohio Edison Company	1,340
Penelec Funding LLC	115
Penn Power Funding LLC	141
Pennsylvania Electric Company	996
Pennsylvania Power Company	507
The Cleveland Electric Illuminating Company	3,053
The Toledo Edison Company	768
Total	$51,223

Outside Services Employed - Tree Trimming
FirstEnergy Generation Corp.	$3
Jersey Central Power & Light Company	31,260
Metropolitan Edison Company	13,655
Ohio Edison Company	14,106
Pennsylvania Electric Company	13,545
Pennsylvania Power Company	3,045
The Cleveland Electric Illuminating Company	13,047
The Toledo Edison Company	7,695
Total	$96,356

10K

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Analysis of Convenience or Accommodation Payments	Total Payments

Outside Services Employed - Other
Bay Shore Power Company	$11
Centerior Energy Services, Inc.	10
FirstEnergy Corp.	3,909
FirstEnergy Facilities Services Group, LLC	34
FirstEnergy Generation Corp.	11,451
FirstEnergy Properties, Inc.	274
FirstEnergy Solutions Corp.	3,579
FirstEnergy Telecom Services, Inc.	1,552
FirstEnergy Ventures Corp.	2,010
Jersey Central Power & Light Company	14,108
MARBEL Energy Corporation	230
Met-Ed Funding LLC	22
Metropolitan Edison Company	2,838
OES Capital, Incorporated	18
Ohio Edison Company	1,812
Penelec Funding LLC	34
Penn Power Funding LLC	7
Pennsylvania Electric Company	3,543
Pennsylvania Power Company	1,225
The Cleveland Electric Illuminating Company	1,662
The Toledo Edison Company	782
Warrenton River Terminal, Ltd.	90
York Haven Power Company	17
Total	$49,218

Postage
FirstEnergy Generation Corp.	$4
Jersey Central Power & Light Company	3,836
Metropolitan Edison Company	1,909
Ohio Edison Company	3,436
Pennsylvania Electric Company	1,925
Pennsylvania Power Company	534
The Cleveland Electric Illuminating Company	2,595
The Toledo Edison Company	1,093
Total	$15,332

10L

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Analysis of Convenience or Accommodation Payments	Total Payments

Purchased Power and Related Expenses
FirstEnergy Generation Corp.	$43
Jersey Central Power & Light Company	1,344,372
Metropolitan Edison Company	230,985
Ohio Edison Company	1,891
Pennsylvania Electric Company	285,639
Pennsylvania Power Company	16
The Cleveland Electric Illuminating Company	3,233
The Toledo Edison Company	1,902
Total	$1,868,081

Stockholders Expenses
FirstEnergy Corp.	$20
Total	$20

Utilities
FirstEnergy Generation Corp.	$1,370
Jersey Central Power & Light Company	260
Metropolitan Edison Company	640
Ohio Edison Company	98
Pennsylvania Electric Company	86
Pennsylvania Power Company	20
The Cleveland Electric Illuminating Company	312
The Toledo Edison Company	47
Warrenton River Terminal, Ltd.	74
Total	$2,907

GRAND TOTAL	$4,803,759

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL

Account 152 -Fuel Stock Expenses Undistributed

None

TOTAL	$-	$-	$-

Summary:

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL

Account 163 - Stores Expense Undistributed

None

TOTAL	$-	$-	$-

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

		BALANCE AT	BALANCE AT
DESCRIPTION		BEGINNING	CLOSE OF
		OF YEAR	YEAR
Account 174 -	Miscellaneous Current And Accrued
Assets

None

	TOTAL	$-	$-

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE OF
	OF YEAR	YEAR

ACCOUNT 186 - Miscellaneous Deferred Debits

Executive Deferred Compensation Plan	$23,337	$25,268

Qualified Pension Plan	9,645	11,146

Outside Billing	3,189	134

Supplemental Executive Retirement Program	1,835	1,534

Restricted Stock Awards	1,632	642

Acquisition Costs - New Companies	1,614	411

NUG Restructure Costs	300	-

Miscellaneous Billing Adjustment	971	971

Intercompany Balance Adjustments	(12)	-

Non Qualified Pension Plan	-	1,365

Cash Collateral for Midwest ISO	-	3,700

Cash Activities Adjustment	-	256

Other (5 under $10,000)	16	10

Total	$42,527	$45,437

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project, which incurred costs by the service corporation during the year.

DESCRIPTION	AMOUNT

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

Programs funded within Electric Power Research Institute (EPRI):
Energy Storage - Electro Energy Project	$13
Fuel Cells	15
TC 8085 T Grid Rel Perf	1
TC 8042 REMLIFE	1
EPRI Membership Program	609
TC 7712 Metor PD-EMI	16
TC 8106 OH River CWIS	6
TC 8246 PCB Anal Method	12
FET UT Repair	6
TC 8404 Knowledge Capt	9
TC 8244 SNCR 16	11
TC 8476 Coal Fleet	87
TC 8244 SNCR IG	10
TC 6944 Lark - Tripp	7
TC 7339 Elevated Neutral-to-Earth Voltage Project	22
TC 8568 NYC Asthma Panel Study	50
TC 8700 Eastlake B&W Pulverizer Monitoring	25
TC 221199 SUP 316B CMPL	25
TC 8705 Mercury Characterization & Control	10
Aerosol Emissions Control	10
TC 8635 Appleton Paper Power Quality Audit	5
TC TBD Microsensor	40
TC 8702 Tech CO - DEV	37

CEA Technologies Transmission Lines Asset Management Interest Group	10
FirstEnergy Daycor Inspection	8

Billed to FirstEnergy Operating Companies	(778)

Total	$267

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XI - PROPRIETARY CAPITAL

		NUMBER OF	PAR OR STATED	OUTSTANDING CLOSE OF PERIOD
ACCOUNT NUMBER	CLASS OF STOCK	SHARES AUTHORIZED	VALUE PER SHARE	NO. OF SHARES	TOTAL AMOUNT
201	COMMON STOCK ISSUED	850	$0*	1	$1,000*
TOTAL					$1,000*
INSTRUCTIONS:	Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

DESCRIPTION	AMOUNT
ACCOUNT 211 - Paid-in-Capital	$108,327
Pension Plan Minimum Liability Recognition	(53,610)
Executive Deferred Compensation Plan Minimum Liability Recognition	(6,183)
Supplemental Executive Retirement Plan Minimum Liability Recognition	(5,504)
Net Unrealized Gain/(Loss) On Equity Compensation Plan	(40,922)
Net Unrealized Gain/(Loss) On Rabbi Trust	(80)
TOTAL	$2,028

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS	NONE

INSTRUCTIONS:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

	BALANCE AT	NET INCOME		BALANCE AT
D E S C R I P T I O N	BEGINNING	OR	DIVIDENDS	CLOSE OF
	OF YEAR	(LOSS)	PAID	YEAR

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS	$2,595	$-	$-	$2,595

TOTAL	$2,595	$-	$-	$2,595
* In whole dollars.

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XII- LONG-TERM DEBT

INSTRUCTIONS:

Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR	TERMS OF OBLIGATIONS CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE*	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	1/ DEDUCTIONS	BALANCE AT CLOSE OF YEAR

ACCOUNT 223 - ADVANCES FROM ASSOCIATE COMPANIES:

FirstEnergy Corp.			1.9737%	$-	$-	$55,596	$ -	$55,596
Jersey Central Power & Light Company			1.9993%		19,579	2,881	(2,024)	20,436
Metropolitan Edison Company			1.9993%		9,892	1,250	(689)	10,453
Ohio Edison Company			1.9993%		5,404	1,697	(742)	6,359
Pennsylvania Electric Company			1.9993%		13,794	1,790	(1,583)	14,001
Pennsylvania Power Company			1.9993%		658	384	(94)	948
The Cleveland Electric Illuminating Company			1.9993%		5,450	1,702	(521)	6,631
The Toledo Edison Company			1.9993%		1,671	756	(749)	1,678
Total				$-	$56,448	$66,056	$ (6,402)	$116,102
* Denotes variable rate issue with December 31, 2004 interest rate shown.

ACCOUNT 224 - OTHER LONG-TERM DEBT:

None

1/ GIVE AN EXPLANATION OF DEDUCTIONS:
Advances from operating companies related to inventory sale. Deductions represent reduction of inventory level on FECO.

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE OF
	OF YEAR	YEAR

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

American Transmission Systems, Incorporated	$105,528	$97,965
Centerior Energy Services, Inc.	795	445
FELHC, Inc.	49	44
Fiber Venture Equity, Inc.	32,983	33,305
FirstEnergy Corp.	1,770,761	922,031
FirstEnergy Nuclear Operating Company	53,954	-
FirstEnergy Properties, Inc.	24,203	24,438
FirstEnergy Ventures Corp.	-	17,252
GPU Capital, Inc.	-	234,267
GPU Diversified Holdings LLC	-	1,557
GPU Electric, Inc.	-	166,323
GPU Nuclear, Inc.	-	2,123
GPU Power, Inc.	-	38,255
MARBEL Energy Corporation	27	118,602
Met-Ed Funding LLC	-	5,365
MYR Group Inc.	2,965	4,143
OES Capital, Incorporated	-	16,839
OES Nuclear Company	-	14,843
OES Ventures, Incorporated	-	2,761
Ohio Edison Company	365,205	503,029
Penelec Funding LLC	-	7,352
Toledo Edison Capital Company	-	44
Warrenton River Terminal, Ltd.	200	88
York Haven Power Company	-	13,404

Total	$2,356,670	$2,224,475

18A
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE OF
	OF YEAR	YEAR

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

American Transmission Systems, Incorporated	$-	$760
Bay Shore Power Company	-	7,935
Centerior Energy Services, Inc.	1,228	260
Fiber Venture Equity, Inc.	-	252
FirstEnergy Corp.	547,970	41,086
FirstEnergy Facilities Service Group LLC	1,040	394
FirstEnergy Generation Corp.	-	57,474
FirstEnergy Nuclear Operating Company	-	41,497
FirstEnergy Properties, Inc.	90	423
FirstEnergy Telecom Services, Inc.	6,405	-
FirstEnergy Telecommunications Corp.	8	162
GPU Diversified Holdings LLC	638	1,899
GPU Electric, Inc.	-	342
GPU Nuclear, Inc.	6,408	-
JCP&L Preferred Capital, Inc.	-	1,037
Jersey Central Power & Light Company	19,840	42,300
MARBEL Energy Corporation	-	224
Metropolitan Edison Company	14,146	81,642
OES Capital, Incorporated	-	30,286
OES Ventures, Incorporated	-	879
Ohio Edison Company	197,854	-
Pennsylvania Electric Company	21,365	57,557
Pennsylvania Power Company	1,049	-
Warrenton River Terminal, Ltd.	66	-
York Haven Power Company	-	222

Total	$818,107	$366,631

18B
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE OF
	OF YEAR	YEAR

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Accrued Vacation	$29,594	$32,122
Incentive Compensation	-	23,327
Severance	13,481	1,454
Officers' Deferred Compensation	9,310	11,925
Payroll Accrual	8,457	3,385
Employee Health And Other Benefits	8,188	8,853
Unclaimed Payroll And A/P Payments	260	539
Payroll Withholding	(572)	-
FirstEnergy Stock Options	(215)	108
Workers' Compensation	28	-
Sick Leave	(11)	-
Other	43	(5)
TOTAL	$68,563	$81,708

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XIV
NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:

The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and System of Accounts

FirstEnergy Service Company (the Company or FECO) is a wholly-owned subsidiary of FirstEnergy Corp. (FirstEnergy), a registered public utility holding company under the Public Utility Holding Company Act of 1935 (PUHCA). The company was authorized to conduct business as a service company for FirstEnergy and its various subsidiaries by order of the Securities and Exchange Commission (SEC) dated June 30, 2003. The Company provides certain administrative, management, and support services to associate companies in the FirstEnergy system.

The Company follows the Uniform System of Accounts for Mutual and Subsidiary Service Companies. Certain reclassifications have been made to conform to current period presentation.

The Company has no earnings since it primarily renders services at cost to its parent company, FirstEnergy Corp. and other affiliates.

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States (GAAP) which requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Operating Revenues and Expenses

Services rendered to affiliated companies are provided at cost. The cost of services are determined on a direct charge basis to the extent practicable and where not practicable, on a reasonable basis of allocation for indirect costs.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis at various rates over the estimated lives of various classes of property. The average depreciation rate for 2004 was 9.6932%.

19A
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XIV
NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:

The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Income Taxes

The Company is included in the consolidated federal income tax return with FirstEnergy Corp. and its subsidiaries. The Company records income taxes in accordance with the liability method of accounting. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred income tax liabilities related to tax and accounting basis differences and tax credit carry-forward items are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Deferred tax assets are recognized based on income tax rates expected to be in effect when they are settled.

2.         SERVICE AGREEMENT

The Company has entered into agreements under which it renders services at cost to FirstEnergy Corp. and its subsidiaries. The Company’s services include general executive, administrative services, business development, call center, claims, communications, controllers, corporate and shareholder services, corporate affairs and community involvement, credit management, energy delivery and customer service, economic development, enterprise risk management, governmental affairs, human resources, industrial relations, information services, insurance services, internal audit, investment management, investor relations, legal, performance planning, rates and regulatory affairs, real estate, supply chain, transmission & distribution technical services, treasury and workforce development.

3.         PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

FirstEnergy provides noncontributory defined benefit pension plans that cover substantially all of its employees. The trusteed plans provide defined benefits based on years of service and compensation levels. The Company's funding policy is based on actuarial computations using the projected unit credit method. In the third quarter of 2004, FirstEnergy made a $500 million voluntary contribution to its pension plan. Prior to this contribution, projections indicated that cash contributions of approximately $600 million would have been required during the 2006 to 2007 time period under minimum funding requirements established by the IRS. The election to pre-fund the plan is expected to eliminate that funding requirement. Since the contribution is deductible for tax purposes, the after-tax cash impact of the voluntary contribution was approximately $300 million.

FirstEnergy provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee contributions, deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Company recognizes the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits.

19B
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XIV
NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:

The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Pension and OPEB costs are affected by employee demographics (including age, compensation levels, and employment periods), the level of contributions made to the plans and earnings on plan assets. Such factors may be further affected by business combinations which impact employee demographics, plan experience and other factors. Pension and OPEB costs may also be affected by changes in key assumptions, including anticipated rates of return on plan assets, the discount rates and health care trend rates used in determining the projected benefit obligations and pension and OPEB costs. FirstEnergy uses a December 31 measurement date for the majority of its plans.

4.         NOTES RECEIVABLE/NOTES PAYABLE

FECO administers the FirstEnergy Utility and Nonutility Money Pools. The Money Pools are reported on FECO with a corresponding intercompany receivable/payable to the appropriate company. The Money Pools' balances on FECO at any point in time primarily represents timing differences between the disbursement of funds from the Money Pools and the funds clearing the bank. An adjustment is not made to the appropriate company until the funds have cleared.

Under the Utility Money Pool agreement, short-term funds are available from the following sources for short-term loans to the Utility Subsidiaries from time to time: (1)surplus funds in the treasuries of the Utility Money Pool participants other than FirstEnergy; (2)surplus funds in the treasury of FirstEnergy; and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper the Utility Subsidiaries for loan to the Utility Money Pool. Utility Money Pool participants that borrow would borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool.

The Nonutility Money Pool is operated on the same terms and conditions as the Utility Money Pool, except that FirstEnergy funds made available to the two pools are made available to the Utility Money Pool first and thereafter to the Nonutility Money Pool.

The interest rate charged for the Utility Money Pool was 1.9993% and 1.6529% at December 31,2004 and 2003 respectively. The Nonutility Money Pool interest rate was 1.9737% and 1.44162% at December 31, 2004 and 2003 respectively. Rates are calculated as outlined in the June 30, 2003 FirstEnergy Corp. order on intrasystem financing and related transactions. Loan balances under the Money Pool agreement as of December 31, 2004 and 2003 are as follows (dollars in thousands):

19C
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XIV
NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:

The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Notes Receivable/(Notes Payable)	2004	2003

American Transmission Systems, Inc.	$(97,965)	$(105,528)
Centerior Energy Services, Inc.	(445)	0
Centerior Funding Company	3,775	(795)
EI UK Holdings, Inc.	65,921	0
FELHC, Inc.	(44)	(49)
Fiber Venture Equity, Inc.	(33,305)	(32,983)
FirstEnergy Corp.	(922,031)	(1,770,761)
FirstEnergy Facilities Service Group LLC	8,877	11,655
FirstEnergy Generation Corp.	706,545	627,482
FirstEnergy Nuclear Operating Company	58,559	(53,954)
FirstEnergy Properties, Inc.	(24,438)	(24,203)
FirstEnergy Solutions Corp.	245,215	427,977
FirstEnergy Telecom Services, Inc.	26,108	41,161
FirstEnergy Ventures Corp.	(17,252)	6,897
FirstEnergy Telecommunications Corp.	1,128	1,090
GPU Capital, Inc.	(234,267)	852,314
GPU Diversified Holdings LLC	(1,557)	0
GPU Electric, Inc.	(166,323)	0
GPU Nuclear, Inc.	(2,123)	2,863
GPU Power, Inc.	(38,255)	0
Jersey Central Power & Light Company	248,532	230,985
MARBEL Energy Corporation	(118,602)	(27)
Met-Ed Funding LLC	(5,365)	0
Metropolitan Edison Company	80,090	54,868
MYR Group Inc.	(4,143)	(2,965)
OES Capital, Incorporated	(16,839)	0
OES Nuclear Company	(14,843)	0
OES Ventures, Incorporated	(2,761)	0
Ohio Edison Company	(503,029)	(365,205)
Penelec Funding LLC	(7,352)	0
Penn Power Funding LLC	63	11,334
Pennsylvania Electric Company	241,496	78,510
Pennsylvania Power Company	11,789	0
The Cleveland Electric Illuminating Co.	472,876	169,079
The Toledo Edison Company	429,518	285,918
Toledo Edison Capital Company	(44)	0
Warrenton River Terminal, Ltd.	(88)	(200)
York Haven Power Company	(13,404)	0

TOTAL	$376,017	$445,463

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XV

STATEMENT OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR

INCOME

457	Services rendered to associate companies	$535,299	$491,591
458	Services rendered to nonassociate
	Companies	-	-
421	Miscellaneous income or loss	1,793	3,955

	Total Income	$537,092	$495,546

EXPENSE

920	Salaries and wages	198,179	134,851
921	Office supplies and expenses	43,593	85,546
922	Administrative expense transferred - credit	-	-
923	Outside services employed	107,871	63,331
924	Property insurance	2,079	4,133
925	Injuries and damages	7,974	4,493
926	Employee pensions and benefits	68,535	104,703
928	Regulatory commission expense	-	755
930.1	General advertising expenses	8,213	10,049
930.2	Miscellaneous general expenses	10,788	13,180
931	Rents	14,402	9,064
932	Maintenance of structures and equipment	20,587	19,203
403	Depreciation and amortization expense	34,736	37,570
408	Taxes other than income taxes	17,540	14,660
409	Income taxes	(55,616)	(25,125)
410	Provision for deferred income taxes	54,626	23,011
411	Provision for deferred income taxes - credit	(4,815)	(2,475)
411.5	Investment tax credit	-	-
426.1	Donations	5,150	2,932
426.5	Other deductions	(988)	(6,698)
427	Interest on long-term debt	462	1,447
430	Interest on debt to associate companies	2,856	1,215
431	Other interest expense	920	(299)

	Total Expense	$537,092	$495,546

	Net Income or (Loss)	$-	$-

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

ANALYSIS OF BILLING

ASSOCIATE COMPANIES
ACCOUNT 457

	DIRECT	INDIRECT	COMPENSATION	TOTAL
	COSTS	COSTS	FOR USE	AMOUNT
NAME OF ASSOCIATE COMPANY	CHARGED	CHARGED	OF CAPITAL	BILLED
	457-1	457-2	457-3

Advanced Technologies Development Corporation	$43	$-	$-	$43
American Transmission Systems, Incorporated	12,776	12,018	-	24,794
Centerior Energy Services, Inc.	17	-	-	17
FELHC, Inc.	1	-	-	1
Fiber Venture Equity, Inc.	6	-	-	6
First Communications, LLC	161	-	-	161
FirstEnergy Corp.	29,155	6,685	-	35,840
FirstEnergy Facilities Service Group LLC	78	62	-	140
FirstEnergy Generation Corp.	22,209	10,175	-	32,384
FirstEnergy Nuclear Operating Company	27,587	7,812	-	35,399
FirstEnergy Properties, Inc.	598	39	-	637
FirstEnergy Solutions Corp.	7,641	2,430	-	10,071
FirstEnergy Telecom Service, Inc.	2,805	92	-	2,897
FirstEnergy Telecommunications Corp.	108	80	-	188
FirstEnergy Ventures Corp.	11	270	-	281
GPU Capital, Inc.	745	-	-	745
GPU Diversified Holdings LLC	43	-	-	43
GPU Nuclear, Inc.	13	-	-	13
GPU Power, Inc.	509	(145)	-	364
Jersey Central Power & Light Company	27,680	68,737	-	96,417
MARBEL Energy Corporation	206	238	-	444
Metropolitan Edison Company	15,281	32,250	-	47,531
MYR Group Inc.	405	2	-	407
Ohio Edison Company	10,829	69,194	-	80,023
Pennsylvania Electric Company	11,206	35,760	-	46,966
Pennsylvania Power Company	2,079	12,990	-	15,069
The Cleveland Electric Illuminating Company	10,290	56,736	-	67,026
The Toledo Edison Company	5,292	32,089	-	37,381
Warrenton River Terminal, Ltd.	11	-	-	11

TOTAL	$187,785	$347,514	$-	$535,299

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
ACCOUNT 458

	DIRECT	INDIRECT	COMPENSATION	EXCESS
	COSTS	COSTS	FOR USE	OR	TOTAL
NAME OF NONASSOCIATE COMPANY	CHARGED	CHARGED	OF CAPITAL	TOTAL	DEFICIENCY	AMOUNT
	458-1	458-2	458-3	COST	458-4	BILLED

None

Total	$-	$-	$-	$-	$-	$-

INSTRUCTION: Provide a brief description of the services rendered to each nonassociated company:

N/A

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY
For the Year Ended December 31, 2004

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES

		ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE
		DIRECT	INDIRECT		DIRECT	INDIRECT		DIRECT	INDIRECT
	DESCRIPTION OF ITEMS	COST	COST	TOTAL	COST	COST	TOTAL	COST	COST	TOTAL
920.	Salaries And Wages	$79,126	$119,053	$198,179	$-	$-	$-	$79,126	$119,053	$198,179
921.	Office Supplies And Expenses	24,521	19,072	43,593	-	-	-	24,521	19,072	43,593
922	Administrative Expense Transferred-Credit	-	-	-	-	-	-	-	-	-
923.	Outside Services	62,236	45,635	107,871	-	-	-	62,236	45,635	107,871
924.	Property Insurance	-	2,079	2,079	-	-	-	-	2,079	2,079
925.	Injuries And Damages	472	7,502	7,974	-	-	-	472	7,502	7,974
926.	Employee Pensions And Benefits	83	68,452	68,535	-	-	-	83	68,452	68,535
928	Regulatory Commission Expense	-	-	-	-	-	-	-	-	-
930.1	General Advertising Expenses	565	7,648	8,213	-	-	-	565	7,648	8,213
930.2	Misc. General Expenses	7,636	3,152	10,788	-	-	-	7,636	3,152	10,788
931.	Rents	7,408	6,994	14,402	-	-	-	7,408	6,994	14,402
932.	Maintenance Of Structures And Equipment	1,708	18,879	20,587	-	-	-	1,708	18,879	20,587
403.	Depreciation And Amortization Expense	6	34,730	34,736	-	-	-	6	34,730	34,736
408.	Taxes Other Than Income Taxes	-	17,540	17,540	-	-	-	-	17,540	17,540
409	Income Taxes	-	(55,616)	(55,616)	-	-	-	-	(55,616)	(55,616)
410	Provision For Deferred Income Taxes	-	54,626	54,626	-	-	-	-	54,626	54,626
411	Provision For Deferred Income Taxes - Credit	-	(4,815)	(4,815)	-	-	-	-	(4,815)	(4,815)
411.5	Investment Tax Credit	-	-	-	-	-	-	-	-	-
426.1	Donations	4,864	286	5,150	-	-	-	4,864	286	5,150
426.5	Other Deductions	-	(988)	(988)	-	-	-	-	(988)	(988)
427.	Interest On Long Term Debt	-	462	462	-	-	-	-	462	462
431.	Other Interest Expense	-	920	920	-	-	-	-	920	920

	INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules

	Total Expenses	$188,625	$345,611	$534,236	$-	$-	$-	$188,625	$345,611	$534,236

	Compensation For Use Of Equity Capital	-	-	-	-	-	-	-	-	-

430	Interest On Debt To Assoc. Companies	-	2,856	2,856	-	-	-	-	2,856	2,856

	Total Cost Of Service	$188,625	$348,467	$537,092	$-	$-	$-	$188,625	$348,467	$537,092

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

			DEPARTMENT OR SERVICE FUNCTION
DESCRIPTION OF ITEMS		TOTAL AMOUNT	CHAIRMAN	PRESIDENT& CEO	EXECUTIVE VICE PRESIDENT & COO	ENERGY DELIVERY& CUSTOMER SERVICE
920	Salaries And Wages	$198,179	$110	$2,605	$874	$1,088
921	Office Supplies And Expenses	43,593	17	845	49	187
922	Administrative Expense Transferred-Credit	-	-	-	-	-
923	Outside Services	107,871	2,454	874	54	515
924	Property Insurance	2,079	-	-	-	-
925	Injuries And Damages	7,974	-	-	-	-
926	Employee Pensions And Benefits	68,535	-	-	-	-
928	Regulatory Commission Expense	-	-	-	-	-
930.1	General Advertising Expenses	8,213	-	13	-	21
930.2	Misc. General Expenses	10,788	-	3	-	-
931	Rents	14,402	-	2	-	-
932	Maintenance Of Structures And Equipment	20,587	-	-	-	-
403	Depreciation And Amortization Expense	34,736	-	-	-	-
408	Taxes Other Than Income Taxes	17,540	-	-	-	-
409	Income Taxes	(55,616)	-	-	-	-
410	Provision For Deferred Income Taxes	54,626	-	-	-	-
411	Provision For Deferred Income Taxes - Credit	(4,815)	-	-	-	-
411.5	Investment Tax Credit	-	-	-	-	-
426.1	Donations	5,150	-	1	-	-
426.5	Other Deductions	(988)	-	50	-	-
427	Interest On Long Term Debt	462	-	-	-	-
430	Interest On Debt To Assoc. Companies	2,856	-	-	-	-
431	Other Interest Expense	920	-	-	-	-
	INSTRUCTION:
	Indicate each department or service function. (See
	Instruction 01-3 General Structure of Account System:
	Uniform System Account)
	Total Expenses	$537,092	$2,581	$4,393	$977	$1,811

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY
For the Year Ended December 31, 2004

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

		DEPARTMENT OR SERVICE FUNCTION
					ENERGY
		REGION	CUSTOMER	ENERGY	DELIVERY	TRANSMISSION
	DESCRIPTION OF ITEM	PRESIDENTS	SERVICES	DELIVERY	POLICY	INITIATIVE
920	Salaries And Wages	$4,670	$49,152	$37,862	$1,944	$233
921	Office Supplies And Expenses	365	1,011	2,993	198	-
922	Administrative Expense Transferred-Credit	-	-	-	-	-
923	Outside Services	55	17,684	4,340	118	-
924	Property Insurance	-	-	-	-	-
925	Injuries And Damages	-	-	-	-	-
926	Employee Pensions And Benefits	-	-	37	-	-
928	Regulatory Commission Expense	-	-	-	-	-
930.1	General Advertising Expenses	185	169	4	-	-
930.2	Misc. General Expenses	44	96	135	405	-
931	Rents	-	3	138	-	-
932	Maintenance Of Structures And Equipment	-	761	155	-	-
403	Depreciation And Amortization Expense	-	-	4,908	-	-
408	Taxes Other Than Income Taxes	-	-	-	-	-
409	Income Taxes	-	-	-	-	-
410	Provision For Deferred Income Taxes	-	-	-	-	-
411	Provision For Deferred Income Taxes - Credit	-	-	-	-	-
411.5	Investment Tax Credit	-	-	-	-	-
426.1	Donations	8	-	-	-	-
426.5	Other Deductions	-	-	-	-	-
427	Interest On Long Term Debt	-	-	-	-	-
430	Interest On Debt To Assoc. Companies	-	-	-	-	-
431	Other Interest Expense	-	-	-	-	-
	INSTRUCTION:
	Indicate each department or service function. (See
	Instruction 01-3 General Structure of Account System:
	Uniform System Account)
	Total Expenses	$5,327	$68,876	$50,572	$2,665	$233

25A
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

		DEPARTMENT OR SERVICE FUNCTION
	DESCRIPTION OF ITEMS	STRATEGIC OPERATIONS	RATES & REGULATORY AFFAIRS	INFORMATION TECHNOLOGY	SUPPLY CHAIN	BUSINESS DEVELOPMENT & PERFORMANCE
920	Salaries And Wages	$5,233	$18,242	$61,861	$17,784	$5,388
921	Office Supplies And Expenses	201	148	23,153	379	211
922	Administrative Expense Transferred-Credit	-	-	-	-	-
923	Outside Services	87	501	7,406	3,041	710
924	Property Insurance	-	-	-	-	-
925	Injuries And Damages	-	-	-	-	-
926	Employee Pensions And Benefits	-	-	(370)	-	-
928	Regulatory Commission Expense	-	-	-	-	-
930.1	General Advertising Expenses	2	1	3	1	18
930.2	Misc. General Expenses	1	9	40	269	1,349
931	Rents	1	-	678	140	-
932	Maintenance Of Structures And Equipment	-	1	19,608	-	38
403	Depreciation And Amortization Expense	-	-	22,436	-	-
408	Taxes Other Than Income Taxes	-	-	-	-	-
409	Income Taxes	-	-	-	-	-
410	Provision For Deferred Income Taxes	-	-	-	-	-
411	Provision For Deferred Income Taxes - Credit	-	-	-	-	-
411.5	Investment Tax Credit	-	-	-	-	-
426.1	Donations	-	-	-	-	-
426.5	Other Deductions	-	-	-	-	-
427	Interest On Long Term Debt	-	-	-	-	-
430	Interest On Debt To Assoc. Companies	-	-	-	-	-
431	Other Interest Expense	-	-	-	-	-
	INSTRUCTION:
	Indicate each department or service function. (See
	Instruction 01-3 General Structure of Account System:
	Uniform System Account)
	Total Expenses	$5,525	$18,902	$134,815	$21,614	$7,714

25B
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

		DEPARTMENT OR SERVICE FUNCTION
	DESCRIPTION OF ITEMS	FIRSTENERGY TELECOM	FINANCE & PLANNING	CONTROLLER			TREASURY	CORPORATE RISK
920	Salaries And Wages	$2,624	$857	$(7,516)	(A	)	$3,064	$2,479
921	Office Supplies And Expenses	88	2,641	899			460	54
922	Administrative Expense Transferred-Credit	-	-	-			-	-
923	Outside Services	-	22	1,204			1	30
924	Property Insurance	-	-	-			-	2,079
925	Injuries And Damages	-	-	(20)			-	5,423
926	Employee Pensions And Benefits	-	-	4,925			-	-
928	Regulatory Commission Expense	-	-	-			-	-
930.1	General Advertising Expenses	1	-	-			-	-
930.2	Misc. General Expenses	-	-	12			4	71
931	Rents	1	-	(1)			-	-
932	Maintenance Of Structures And Equipment	-	-	4			-	-
403	Depreciation And Amortization Expense	-	2,677	-			-	-
408	Taxes Other Than Income Taxes	-	-	17,540			-	-
409	Income Taxes	-	-	(55,616)	(B	)	-	-
410	Provision For Deferred Income Taxes	-	-	54,626			-	-
411	Provision For Deferred Income Taxes - Credit	-	-	(3,911)			-	(904)
411.5	Investment Tax Credit	-	-	-			-	-
426.1	Donations	-	-	-			-	-
426.5	Other Deductions	-	-	-			-	-
427	Interest On Long Term Debt	-	-	-			-	-
430	Interest On Debt To Assoc. Companies	-	-	2,856			-	-
431	Other Interest Expense	-	-	(663)			-	-
	INSTRUCTION:
	Indicate each department or service function. (See
	Instruction 01-3 General Structure of Account System:
	Uniform System Account)
	TOTAL EXPENSES	$2,714	$6,197	$14,339			$3,529	$9,232

(A) Includes $(15,872) of payroll taxes that became part of the payroll overheads, which were applied to all FECO service functions' base payroll.
(B) The income taxes credit was primarily the result of pension contribution deduction taken in 2004.

25C
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

		DEPARTMENT OR SERVICE FUNCTION
	DESCRIPTION OF ITEMS	INVESTOR RELATIONS	INVESTMENT MANAGEMENT	INTERNAL AUDITING	LEGAL
920	Salaries And Wages	$783	$453	$1,990	$5,031
921	Office Supplies And Expenses	188	(34)	134	609
922	Administrative Expense Transferred-Credit	-	-	-	-
923	Outside Services	138	-	135	53,546
924	Property Insurance	-	-	-	-
925	Injuries And Damages	-	-	-	66
926	Employee Pensions And Benefits	-	-	-	-
928	Regulatory Commission Expense	-	-	-	-
930.1	General Advertising Expenses	-	-	-	4
930.2	Misc. General Expenses	3	-	2	31
931	Rents	-	-	-	1
932	Maintenance Of Structures And Equipment	-	-	-	-
403	Depreciation And Amortization Expense	-	-	-	28
408	Taxes Other Than Income Taxes	-	-	-	-
409	Income Taxes	-	-	-	-
410	Provision For Deferred Income Taxes	-	-	-	-
411	Provision For Deferred Income Taxes - Credit	-	-	-	-
411.5	Investment Tax Credit	-	-	-	-
426.1	Donations	-	-	-	-
426.5	Other Deductions	-	-	-	-
427	Interest On Long Term Debt	-	-	-	-
430	Interest On Debt To Assoc. Companies	-	-	-	-
431	Other Interest Expense	-	-	-	-
	INSTRUCTION:
	Indicate each department or service function. (See
	Instruction 01-3 General Structure of Account System:
	Uniform System Account)
	Total Expenses	$1,112	$419	$2,261	$59,316

25D
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

		DEPARTMENT OR SERVICE FUNCTION
		ADMIN. SERVICES/			CORPORATE AFFAIRS &
		CORPORATE		EXTERNAL	COMMUNITY
	DESCRIPTION OF ITEMS	/REAL ESTATE	CLAIMS	AFFAIRS	INVOLVEMENT
920	Salaries And Wages	$11,878	$1,263	$392	$1,071
921	Office Supplies And Expenses	6,421	195	16	73
922	Administrative Expense Transferred-Credit	-	-	-	-
923	Outside Services	10,456	76	-	3
924	Property Insurance	-	-	-	-
925	Injuries And Damages	-	6	-	-
926	Employee Pensions And Benefits	1	-	-	-
928	Regulatory Commission Expense	-	-	-	-
930.1	General Advertising Expenses	-	-	-	1
930.2	Misc. General Expenses	2,501	687	34	4,743
931	Rents	13,427	-	-	1
932	Maintenance Of Structures And Equipment	20	-	-	-
403	Depreciation And Amortization Expense	-	-	-	4,681
408	Taxes Other Than Income Taxes	-	-	-	-
409	Income Taxes	-	-	-	-
410	Provision For Deferred Income Taxes	-	-	-	-
411	Provision For Deferred Income Taxes - Credit	-	-	-	-
411.5	Investment Tax Credit	-	-	-	-
426.1	Donations	-	-	-	5,141
426.5	Other Deductions	-	-	-	361
427	Interest On Long Term Debt	-	-	-	-
430	Interest On Debt To Assoc. Companies	-	-	-	-
431	Other Interest Expense	-	-	-	-
	INSTRUCTION:
	Indicate each department or service function. (See
	Instruction 01-3 General Structure of Account System:
	Uniform System Account)
	Total Expenses	$44,704	$2,227	$442	$16,075

25E
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

		DEPARTMENT OR SERVICE FUNCTION
	DESCRIPTION OF ITEMS	GOVERNMENTAL AFFAIRS	COMMUNICATIONS	HUMAN RESOURCES
920	Salaries And Wages	$1,937	$3,302	$(38,475)	(C)
921	Office Supplies And Expenses	755	826	511
922	Administrative Expense Transferred-Credit	-	-	-
923	Outside Services	2,129	65	2,227
924	Property Insurance	-	-	-
925	Injuries And Damages	-	-	2,499
926	Employee Pensions And Benefits	-	26	63,916
928	Regulatory Commission Expense	-	-	-
930.1	General Advertising Expenses	181	7,493	116
930.2	Misc. General Expenses	47	251	51
931	Rents	-	1	10
932	Maintenance Of Structures And Equipment	-	-	-
403	Depreciation And Amortization Expense	6	-	-
408	Taxes Other Than Income Taxes	-	-	-
409	Income Taxes	-	-	-
410	Provision For Deferred Income Taxes	-	-	-
411	Provision For Deferred Income Taxes - Credit	-	-	-
411.5	Investment Tax Credit	-	-	-
426.1	Donations	-	-	-
426.5	Other Deductions	-	-	(1,399)
427	Interest On Long Term Debt	-	-	462
430	Interest On Debt To Assoc. Companies	-	-	-
431	Other Interest Expense	-	-	1,583
	INSTRUCTION:
	Indicate each department or service function. (See
	Instruction 01-3 General Structure of Account System:
	Uniform System Account)
	Total Expenses	$5,055	$11,964	$31,501

(C) Includes $(55,248) of employee pensions and benefits that became part of the payroll overheads, which were applied to all FECO service functions' base payroll.

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

DEPARTMENTAL ANALYSIS OF SALARIES

ACCOUNT 920

	DEPARTMENTAL SALARY EXPENSE				NUMBER
		INCLUDED IN AMOUNTS BILLED TO			PERSONNEL
	TOTAL	PARENT	OTHER	NON	END OF
NAME OF DEPARTMENT	AMOUNT	COMPANY	ASSOCIATES	ASSOCIATES	YEAR
Chairman	$110	$101	$9	$-	2
President & CEO	2,605	1,173	1,432	-	4
Executive Vice President & COO	874	26	848	-	1
Energy Delivery & Customer Service	1,088	-	1,088	-	3
Region Presidents	4,670	-	4,670	-	20
Customer Services	49,152	-	49,152	-	680
Energy Delivery	37,862	-	37,862	-	349
Energy Delivery Policy	1,944	-	1,944	-	12
Transmission Initiative	233	-	233	-	3
Strategic Operations	5,233	1,713	3,520	-	49
Rates & Regulatory Affairs	18,242	-	18,242	-	51
Information Technology	61,861	1,288	60,573	-	634
Supply Chain	17,784	4	17,780	-	171
Business Development & Performance	5,388	163	5,225	-	38
FirstEnergy Telecom	2,624	-	2,624	-	14
Finance & Planning	858	52	806	-	10
Controller (A)	(7,517)	(514)	(7,003)	-	115
Treasury	3,064	148	2,916	-	21
Corporate Risk	2,479	108	2,371	-	16
Investor Relations	784	784	-	-	4
Investment Management	453	-	453	-	3
Internal Auditing	1,990	55	1,935	-	23
Legal	5,031	168	4,863	-	29
Admin Services/Corp/Real Estate	11,878	1,938	9,940	-	140
Claims	1,263	32	1,231	-	14
External Affairs	392	19	373	-	2
Corporate Affairs & Community Involvement	1,071	2	1,069	-	8
Governmental Affairs	1,937	1,937	-	-	11
Communications	3,302	71	3,231	-	25
Human Resources (B)	(38,476)	(2,443)	(36,033)	-	128
Total	$198,179	$6,825	$191,354	$-	2,580

(A) Includes $(15,872) of payroll taxes that became part of the payroll overheads, which were applied to all FECO service functions' base payroll.
(B) Includes $(55,248) of employee pensions and benefits that became part of the payroll overheads, which were applied to all FECO service functions' base payroll.

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

		RELATIONSHIP
		"A"= ASSOCIATE
FROM WHOM PURCHASED	TYPE OF SERVICE/LARGEST INVOICE	"NA"= NON	AMOUNT
		ASSOCIATE
Legal

Akin Gump Strauss Hauer & Feld LLP	Legal services related to August 14 Blackout, shareholder class action lawsuit, Davis Besse case, Midwest ISO-FERC.	NA	$12,848

Arent Fox Kintner Plotkin & Kahn	Legal services related to Froberg v. GPU Energy, Inc.	NA	215

Babst Calland Clements and Zomnir	Legal services related to Little Blue Run Matter.	NA	250

Baker & Hostetler LLP	Legal Services related to Federal Criminal Investigation.	NA	196

Baker and Lancianese Law Offices	Legal Services related to Asbestos-Related Personal Injury Litigation.	NA	394

Balch & Bingham LLP	Legal Services related to Grandfathered Agreements, August 14 Blackout.	NA	892

Booz Allen Hamilton	Legal Services related to Derivative Claim Review.	NA	1,310

Brouse McDowell	Legal Services related to Ohio Edison/WCI Steel Chapter 11.	NA	255

Calfee, Halter & Griswold LLP	Legal Services related to various system wide issues.	NA	1,760

Daniel F.Sahin, P.C.	Legal Services related to various outage claims lawsuits.	NA	102

Dilworth Paxson LLP	Legal Services related to Shareholder Derivative Claim Review.	NA	1,926

Genova Burns & Vernoia	Legal Services related to General Labor & Employment Law Counsel.	NA	468

Gordon And Ermer	Legal Services related to the grand jury investigation of Davis Besse.	NA	134

Hoagland, Longo, Moran, Dunst & Doukas, LLP	Legal Services related to various outage claims lawsuits.	NA	253

27A
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

		RELATIONSHIP
		"A"= ASSOCIATE
FROM WHOM PURCHASED	TYPE OF SERVICE/LARGEST INVOICE	"NA"= NON	AMOUNT
		ASSOCIATE

Legal (continued)

Hunton & Williams	Legal Services related to NSR Legal Resources Group.	NA	$163

ICF Resources Incorporated	Legal Services related to NSR Litigation Support.	NA	106

Jones Day Reavis & Pogue	Legal Services related to Rate Stabilization Plan.	NA	1,668

Kirkland and Ellis LLP	Legal Services related to United States v. Ohio Edison.	NA	102

Kirkpatrick & Lockhart LLP	Legal Services related to D. L. Resources/FirstEnergy Solution.	NA	480

Knox, Mclaughlin, Gornall & Sennett	Legal Services related to Ulysses Lumber Company v. Pennsylvania Electric Company.	NA	115

Lowenstein Sandler PC	Legal Services related to Muise & Tzanneakis v. JCP&L.	NA	251

Messerman & Messerman Company LPA	Legal Services related to FirstEnergy Nuclear Operating Company matters.	NA	360

Morgan Lewis and Bockius LLP	Legal Services related to Davis-Besse Grand Jury Subpoena.	NA	2,729

Ogletree Deakins Nash Smoak and Stewart, P.C.	Legal Services related to Somerville v. GPU Energy.	NA	128

Pillsbury Winthrop LLP	Legal Services related to Proxy Statement, Form 10-Q Filings.	NA	332

Porter Wright Morris & Arthur LLP	Legal Services related to NSR Enforcement Initiative.	NA	1,661

Reed Smith LLP	Legal Services related to Finch v. FirstEnergy Nuclear Operating Company.	NA	278

Roetzel & Andress	Legal Services related to General Workers Compensation.	NA	1,663

Roland & Schlegel P C	Legal Services related to Bender v. GPU Energy.	NA	118

27B
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

RELATIONSHIP
"A"= ASSOCIATE
FROM WHOM PURCHASED	TYPE OF SERVICE/LARGEST INVOICE	"NA"= NON	AMOUNT
ASSOCIATE

Legal (Continued)

Ruprecht, Hart & Weeks, LLP	Legal Services related to various litigations with GPU Energy.	NA	$212

Ryan Russell Ogden & Seltzer LLP	Legal Services related to general regulatory matters.	NA	1,717

Stevens & Lee	Legal Services related to Gonzalez v. GPU Energy.	NA	261

Swidler Berlin LLP	Legal Services related to Transmission Rate Filing, LDV Contract Modification.	NA	272

Thelen Reid & Priest LLP	Legal Services related to 2003 Seaside Outages, Securitization and Transition Bonds.	NA	2,446

Thompson Hine LLP	Legal Services related to NSR.	NA	404

Ulmer & Berne LLP	Legal Services related to Shareholder Derivative Litigation.	NA	103

Weiner Lesniak LLP	Legal Services related to Smith v. JCP&L.	NA	580

Wilkerson and Associates Co LPA	Legal Services related to Pacific Indemnity Insurance Company v. CEI.	NA	104

Willkie Farr and Gallagher	Legal Services related to Clean Air Act, NSR.	NA	648

180 Various Payees (Under $100,000)		NA	6,553

Sub-Total			$44,457

27C
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

RELATIONSHIP
"A"= ASSOCIATE
FROM WHOM PURCHASED	TYPE OF SERVICE/LARGEST INVOICE	"NA"= NON	AMOUNT
ASSOCIATE

Other Professional Services

Adecco Employment Services	Temporary staffing services.	NA	$2,564

ADP Investor Communication	Processing fee for shareowner positions of FirstEnergy Annual Meeting.	NA	146

Allguard Security Inc	Security services.	NA	316

Allianceone	Collection services.	NA	342

American Payment Systems Inc	Payment services for remittance center.	NA	344

Andalex International Incorporated	Telelanguage services.	NA	207

Animators At Law Incorporated	Visual communications consulting, computer animation and graphics design services.	NA	185

Aon Consulting	Consulting services related to benefits & compliance, health & absence management.	NA	408

Areva T&D Incorporated	IT services for FirstEnergy Unix Migration Project.	NA	1,820

Associated Compensation Resources	Workers' compensation claims services.	NA	132

Balch & Bingham LLP	Consulting services related to governmental affairs.	NA	281

Bearing Point	Consulting services related to High Performance Finance Project.	NA	160

Boehm Kurtz and Lowry	Consulting services related to FirstEnergy's RSP filing.	NA	150

Booth and Associates Incorporated	Audit related to NJBPU Docket No. EX02120950.	NA	328

Booz Allen Hamilton	Professional services related to Shareholder Derivative Claim Review Committee.	NA	173

Calfee, Halter & Griswold LLP	Consulting services related to governmental affairs.	NA	106

Capital Recovery Service	Collection services.	NA	112

27D
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

RELATIONSHIP
"A"= ASSOCIATE
FROM WHOM PURCHASED	TYPE OF SERVICE/LARGEST INVOICE	"NA"= NON	AMOUNT
ASSOCIATE

Other Professional Services (continued)

Career Connections	IT contractors related to Davis-Besse support and various site support.	NA	$200

Charles River Associated Inc	Consulting services related to formation and operation of GridAmerica.	NA	130

Chris Talarico & Associates, Inc.	Temporary staffing services.	NA	1,890

Citibank	Procurement card services.	NA	100

Complete Payroll Management Inc	Temporary staffing services.	NA	881

Complete Personnel Logistics	Temporary staffing services.	NA	1,158

Compucharts	Provide on-site laser printer and PC maintenance.	NA	345

Computer Task Group Inc	IT contractors for various projects.	NA	934

Conger & Elsea Inc	Consulting services related to August 14 Blackout.	NA	570

Credit Bureau Collection Serv Inc	Collection services.	NA	108

CSI International Inc	Provide facility services.	NA	364

D J Wurdack Inc	Placement services.	NA	206

Davey Resource Group	Provide contract foresters.	NA	620

David B Woods	Consulting services related to SAP System.	NA	274

Deloitte & Touche	Consulting services related to EMDERSA.	NA	105

Dublin Maintenance Contractors	Provide janitorial services.	NA	138

E Technologies Ltd	Consulting services related to upgrading UPS system, battery monitor system.	NA	423

Environmental Conditioning	Provide HVAC services.	NA	551

27E
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

RELATIONSHIP
"A"= ASSOCIATE
FROM WHOM PURCHASED	TYPE OF SERVICE/LARGEST INVOICE	"NA"= NON	AMOUNT
ASSOCIATE

Other Professional Services (continued)

Environmental Resources Mgmt Inc	Expert witness related to environmental case.	NA	$116

Equifax Credit Info Services, Inc.	Credit information services.	NA	191

Filenet Corporation	Information compliance services.	NA	102

Four Dimentional Solutions	Consulting services related to workforce developments.	NA	199

Gabel Associates	Consulting services related to BPU Investigation.	NA	145

GE Energy Management Services Inc.	Consulting services related to Poweron implementation, on-site support.	NA	624

GE Power Systems	Consulting services related to FirstEnergy Reliability Study.	NA	140

Greater Akron Chamber	Next generation consulting.	NA	114

Greater Cleveland Partnership	Economic development program.	NA	1,035

Guy Lammert & Towne	Collection services.	NA	109

H S Grace & Company Inc	Consulting services related to Derivatives Litigation.	NA	273

Halls Exclusive Courier Service	Courier services.	NA	814

Harrison Clark	Consulting services related to August 14 Blackout.	NA	132

Heavyweights Incorporated	Regulatory consulting services.	NA	225

Herman Miller Workplace Resource	Furnish office furniture.	NA	468

Hewitt Associates LLC	Consulting services related to talent alignment, retiree medical reform.	NA	341

27F
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

RELATIONSHIP
"A"= ASSOCIATE
FROM WHOM PURCHASED	TYPE OF SERVICE/LARGEST INVOICE	"NA"= NON	AMOUNT
ASSOCIATE
Other Professional Services (continued)

Holland & Knight LLP	Consulting services related to Clean Air Regulation	NA	$171

Honeywell DMC Services Inc.	Consulting services related to Clean Air Program.	NA	134

Hurst Landscaping	Landscaping services.	NA	221

HWH Architects Engineers Planners	Consulting services related to transmission reliability improvement study.	NA	237

IEU Ohio	Provide Ohio natural and electricity issues.	NA	500

IKON Document Services	Provide copying services.	NA	136

IKON Office Solutions	Provide document strategy services.	NA	188

Iron Mountain/National Underground	Provide record management services.	NA	396

J W Didado Electric Inc	Provide electrical contracting services.	NA	712

Jersey Shore University Medical	Provide medical services for JCP&L lawsuit.	NA	340

John R Santee	Provide MAC labor.	NA	839

KPMG LLP	Professional tax services.	NA	179

L&K International Videotraining	Provide transmission system operator training, meter technology training.	NA	221

Market Reach Strategies LLC	Provide market research.	NA	255

Maxcom Inc	Provide MAC labor.	NA	596

27G
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

		RELATIONSHIP
		"A"= ASSOCIATE
FROM WHOM PURCHASED	TYPE OF SERVICE/LARGEST INVOICE	"NA"= NON	AMOUNT
		ASSOCIATE

Other Professional Services (continued)

McDonald Investments	Advisory services related to divestiture of Great Lakes Energy Partners, LLC.	NA	$3,001

McKinsey & Company	Consulting services related to OTL and capital productivity study.	NA	1,446

McManus and Miles Incorporated	Financial advisory related to Parlin and Newark PPAs.	NA	1,250

Murtech Consulting LLC	Consulting services related to software modification to SAP FERC software module.	NA	235

NCO Financial Systems	Provide accounts receivable management services.	NA	182

New York Stock Exchange Inc	Fee for listing FirstEnergy common stock.	NA	322

Nextiraone LLC	Maintenance services related to PBX/VM.	NA	636

Nexus Energy Software	Implementation services related to NEXUS energy software.	NA	106

OSI Outsourcing Services, Inc.	Collection services.	NA	9,670

PA Consulting Group	Consulting services related to shareholder litigation.	NA	373

Pantellos Group Limited	Provide supply chain services.	NA	2,083

Parsons E&C	Engineering consulting services.	NA	595

PJ Downes Associates LLC	Professional services related to BPU Docket No. EX03070503.	NA	228

Princeton Ecom Corporation	Professional services related to ELS transactions.	NA	147

Rappleyea Lobbying Group Inc	Lobbying services.	NA	100

RHI Management Resources	Financial staffing services.	NA	200

Right Management Consultants Inc	Professional services related to career transition and organizational consulting.	NA	100

27H
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

		RELATIONSHIP
		"A"= ASSOCIATE
FROM WHOM PURCHASED	TYPE OF SERVICE/LARGEST INVOICE	"NA"= NON	AMOUNT
		ASSOCIATE

Other Professional Services (continued)

Rockwell First Point Contact	Maintenance services related to FirstPoint Enterprise System.	NA	$187

Roetzel & Andress	Consulting services.	NA	123

Ron Outen Associates LLC	Consulting services related to Clean Air Act NSR enforcement case.	NA	165

Roth Bros	HVAC services.	A	128

Russell Reynolds Associates	Consulting services related to executive recruitment.	NA	396

SAP America Inc	Services related to SAP onsite training.	NA	219

SBC Global Services Inc	Advanced business telephone services.	NA	199

Schaad Detective Agency, Inc.	Security guard services.	NA	193

Scheeser Buckley Mayfield Inc	Engineering and design services.	NA	141

Sciences International Incorporated	Consulting services related to NSR.	NA	134

Seese Sveda Construction Company	Construction services.	NA	334

SSC Service Solutions	Provide facilities support.	NA	165

Sungard Availability Services	Provide uninterrupted access to critical data.	NA	106

Sungard CSS	Remote processing services.	NA	219

Thompson Electric Inc	Provide electrical contracting services.	NA	347

Thomson Financial Investor	Provide capital markets information and advisory services.	NA	101

Towers Perrin	Consulting services related to executive compensation.	NA	199

Triad Research Group	Provide customized research.	NA	264

27I
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

		RELATIONSHIP
		"A"= ASSOCIATE
FROM WHOM PURCHASED	TYPE OF SERVICE/LARGEST INVOICE	"NA"= NON	AMOUNT
		ASSOCIATE

Other Professional Services (continued)

Tri-County Tower , Inc.	Provide tower inspection services.	NA	$128

Twenty-First Century Communications	Professional services related to High Volume Call Answering System.	NA	497

Unisys Corporation	IT services related to remittance center.	NA	189

Utility Collections Ltd	Collection services.	NA	313

Vivid Learning Systems Inc	Training EWT web & custom lessons.	NA	111

Wanda A Wallace	Consulting services related to Shareholder Derivative Claim Review Committee.	NA	106

Warko Roofing Company Incorporated	HVAC services.	NA	421

Wass Consulting Group	Consulting services related to Shareholder Derivative Claim Review Committee.	NA	1,205

Watson Wyatt & Company	Consulting services related to benefits enrollment.	NA	203

Williams & Jensen	Consulting services related to government affairs.	NA	117

Xerox Corporation	Maintenance services.	NA	108

956 Various Payees ( Under $100,000)			8,798

Sub-total			$63,414

Grand Total			$107,871

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

EMPLOYEE PENSIONS AND BENEFITS

ACCOUNT 926

INSTRUCTIONS:	Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT

Accrued Vacation	$4,883

Educational Assistance	418

Employee Savings Plan	(1,410)

Employee Stock Option Plan	6,420

Executive Deferred Compensation Plan	2,756

Executive Incentive Compensation Plan	246

Life Insurance	349

Long-term Disability	(1,276)

Medical, Prescription, and Dental Insurance	32,735

Pensions	19,080

Relocation	1,297

Severance	14

Supplemental Executive Retirement Plan	2,214

Other Benefits	809

TOTAL	$68,535

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES

ACCOUNT 930.1

INSTRUCTIONS:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Public Relations To	Dope Open Incorporated	$10
Promote Goodwill	Monster.Com	10
and Image	The International	10
	Erie Regional Chamber And Growth	8
	Lake Erie Speedway	7
	New Jersey Utilities Association	5
	Ladacin Network	5
	Pro Football Hall Of Fame	5
	Rossmoor Charity Pro-Member	5
	United Way Of Morris County	5
	New Jersey Alliance For Action	4
	Ambassador Banquet & Conference	3
	Erie Philharmonic	3
	109 Various Payees Under $3,000	95

General Advertising	Fox Ohio	136
Includes Advertising	Plain Dealer	97
In Newspapers,	WKYC TV	55
Periodicals, Radio, TV Etc.	Clear Channel Broadcasting Inc	50
	Directory Advertising & Marketing	47
	TMP Worldwide	46
	WKBN Broadcasting	43
	Clear Channel Communications	37
	Crain Communications Incorporation	34
	Akron Beacon Journal	32
	Toledo Blade Company	29
	PR Newswire	26
	WDOK	23
	The Vindicator	22
	Millennium Radio Group	20
	Life Media	20
	Newspaper Network Of Central Ohio	19
	City Business Journals Network	18
	National Black Review Incorporated	17
	York Newspaper Company	16
	The Blade	15
	The Bottomline Incorporated	15
	Gannett NJ Newspapers	14
	The Star-Ledger	14

29A
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES

ACCOUNT 930.1

INSTRUCTIONS:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

General Advertising	City Business Journal	$13
Includes Advertising	WNWV Radio	12
In Newspapers,	Springfield Newspapers Inc	12
Periodicals, Radio, TV Etc.	North Jersey Media Group	12
	Morning Call	12
	Clear Channel Radio	12
	Baker Publishing Incorporated	11
	WRTY-FM Clear Channel	11
	The Recorder Publishing Company Inc	11
	Mendio Publishing Service	10
	The Progressive Woman	10
	The Veteran Journal Incorporated	10
	WYSE Advertising Inc	10
	Radio One / WZAK-FM	10
	News-Herald	9
	Erie Times News	9
	Renard Communications Inc	9
	Cleveland Orchestra Program	9
	Greater Media Newspapers	8
	Cox Ohio Advertising - Springfield	8
	Call and Post	8
	Visionaries Of Humanity	7
	Kaleidoscope Magazine	7
	WQXK Cumulus Broadcasting	7
	Tribune Chronicle	7
	Verizon	7
	WMJI-FM	7
	Artists Inc.	7
	WYF Cumulus Broadcasting	6
	The Times	6
	WKKO Cumulus Broadcasting-Toledo	6
	Reading Eagle Company	6
	The Tribune-Democrat	6
	Beaver County Times	6
	WNCX	6
	The Morning Journal	6
	WTOL-TV Toledo	6

29B
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES

ACCOUNT 930.1

INSTRUCTIONS:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

General Advertising	WQMX FM	$6
Includes Advertising	Sun Newspapers	6
In Newspapers,	News Herald	5
Periodicals, Radio, TV Etc.	Vantage Industries	5
	Halcyon Business Publication Inc	5
	Office Building Magazine	5
	Live Publishing Co	5
	Newswatch Cleveland Inc	5
	WKNR Radio	5
	Citibank	5
	WQAL-FM	5
	Berks County Chamber Of Commerce	5
	CNHI	5
	Lebanon Daily News	5
	The Courier News	5
	WONE-FM	5
	Sprint	5
	WMVX-FM	5
	Morning Journal	5
	Conway Data, Inc.	5
	Sandusky Register	5
	National Society Of Black Engineers	4
	Media-Com Inc	4
	Daily Record	4
	Salem Communications	4
	NACE	4
	WCPX FM - Clear Channel	4
	Producer's Associates Inc	4
	1480 WHBC	4
	Mix 94.1 WHBC-FM	4
	City News Newspaper	4
	The Independent	4
	Altoona Mirror	4
	Sponsorships	4
	Sharon Herald Co	4

29C
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES

ACCOUNT 930.1

INSTRUCTIONS:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

General Advertising	NAS Recruitment Communications	$4
Includes Advertising	WRVF FM	4
In Newspapers,	WGAR Radio FM	4
Periodicals, Radio, TV Etc.	Easton Publishing Co	4
	The Patriot-News Company	4
	WIOT FM	4
	WKFM Radio	4
	Buckeye Review Publishing Ltd	4
	Great Lakes Publishing Inc	3
	Toledo Journal	3
	Pittsburgh Magazine	3
	Susquehanna Radio Corp	3
	WEOL Radio	3
	The International	3
	Brown Publishing Company	3
	Raycom Media/WOIO-TV	3
	Record Publishing Company LLC	3
	Forever Of PA Inc	3
	Frasernet	3
	Leapfrog	3
	243 Various Payees Under $3,000	237

Sponsorships	Cleveland Browns	1,714
	Cleveland Indians Baseball	1,276
	Cleveland Cavaliers	935
	Reading Phillies	250
	University Of Akron	174
	Playhouse Square Foundation	122
	Team NEO	100
	Akron Civic Theatre	75
	State University Of New Jersey	50
	The Akron Marathon Corporation	50
	Edison Electric Institute	40
	The Delay Foundation For Kids	25
	Kent State University	25
	Akron Aeros	18
	Playhouse Square Center	16
	The University Of Toledo	12

29D
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES

ACCOUNT 930.1

INSTRUCTIONS:

Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Sponsorships	Dan Hipsher	$12
	New Jersey Cardinals	11
	Hope Street Kids	10
	The Philadelphia Foundation	10
	County Corner Company	9
	Youngstown State University	7
	Restaurant Associates	6
	Toledo Storm Hockey	6
	Anderson Graphics Incorporated	5
	Altoona Curve Baseball	5
	Congressional Black Caucus	5
	National Democratic Club	5
	RBC Sports	5
	World Trade Center Cleveland	5
	Economic Development Research & Training Center	4
	Artists Inc.	4
	Lehigh Valley Economic Development	4
	City Of Akron Recreation Bureau	3
	49 Various Payees Under $3,000	33

Fees And Expenses Of	IMR Strategic Marketing Services	211
Advertising Agencies	Triad Research Group	191
And Commercial Artists.	Bob Gold Advertising	115
	WYSE Advertising Inc	108
	Sawyer Miller Advertising	82
	Downing Exhibits & Pop Displays	38
	Cook Graphic Consulting	26
	Parker & Partners Marketing	18
	Artists Inc.	18
	Rick Zaidan Photography	17
	I M R Interactive Marketing	16
	Cochran Public Relations	10
	Downing Enterprises Inc	9
	Consolidated Graphics Group Inc	9
	Artists Incorporated	6
	Kent State University	5
	13 Various Payees Under $3,000	14

29E
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES

ACCOUNT 930.1

INSTRUCTIONS:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Printing, Supplies And	S Group Inc	$91
Expenses In Preparing	Producers Associates	57
Advertising Materials	American Printing Inc	54
	Artists Inc.	43
	Bergdorf Company Inc	34
	Firestone Country Club	27
	WYSE Advertising Inc	21
	The Pannier Corporation	16
	Northeast Projections Inc	14
	Precision Printing	14
	Newswatch Cleveland Inc	13
	SP Mount	10
	Bark At The Moon Graphics Studio	8
	Crain Communications Incorporation	8
	Proline Equipment	6
	Mid-Eastern Advertising	6
	Mike Wilkes Studio	6
	Rick Zaidan Photography	6
	Wixted Pope Nora Thomson & Assoc	6
	Replay News	5
	Star Printing Company Inc	5
	PR Newswire	4
	Go Cal Incorporated	4
	Schwelik Studios	3
	21 Various Payees Under $3,000	21

	Total	$8,213

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

MISCELLANEOUS GENERAL EXPENSES

ACCOUNT 930.2

INSTRUCTIONS:
Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.

DESCRIPTION	AMOUNT

Directors’ Fees and Expenses	$2,479

Dues and Memberships	6,890

Legal Settlement	706

Licenses, Permits and Regulations	503

Shareholder Communication Expenses	210

Total	$10,788

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

RENTS

ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT

Office Building	$11,065

Office Equipment	2,440

Automobile	234

Telecommunication Equipment	663

Total	$14,402

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

TAXES OTHER THAN INCOME TAXES

ACCOUNT 408

INSTRUCTION:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof Provide a subtotal for each class of tax.

	T Y P E O F T A X	AMOUNT

(1)	Other Than U.S. Government Taxes

	Local Real & Personal Property	$ 879

	Unemployment Insurance
	- New Jersey	92
	- Pennsylvania	951
	- Ohio	534
	- Washington, DC	1

	Sales & Use
	- New Jersey	5
	- Pennsylvania	33

	Pennsylvania Capital Stock	1
	Sub Total	$ 2,496

(2)	Taxes - U.S. Government

	FICA	$ 14,869

	Federal Unemployment Insurance	175

	Sub Total	$ 15,044

	Total	$ 17,540

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

DONATIONS

ACCOUNT 426.1

INSTRUCTION:
Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

Ohio Partners For Affordable Energy	Community Services	$4,568
American Red Cross	Community Services	9
Boy Scouts Of America	Community Services	9
NAACP	Community Services	8
New Jersey Alliance For Action	Community Services	7
Moore Syndication, Incorporated	Community Services	7
Akron Community Foundation	Community Services	7
Johnstown Area Regional Chamber	Community Services	7
Toledo Area Chamber Of Commerce	Community Services	6
Catholic Diocese Of Cleveland	Community Services	6
Executive Leadership Council	Community Services	5
Urban League Of Greater Cleveland	Community Services	5
Youngstown Warren Regional Chamber	Community Services	5
BPACF BLACK Professional Association	Community Services	4
Cook Graphic Consulting	Community Services	3
Blair County Chamber Of Commerce	Community Services	3
Hunterdon Economic Partnerships	Community Services	3
Twenty Under Forty	Community Services	3
United Black Fund Of Greater Cleveland Inc.	Community Services	3
308 Various Organizations Under $3,000	Community Services	205

University Of Akron	Education	50
Repros Inc.	Education	27
Apogee Interactive Inc.	Education	19
Davis Printing Company	Education	9
The Writing Toolbox	Education	7
Akron General Women's Board	Education	5
Nuclear Energy Institute	Education	5
Monmouth University	Education	4
Monmouth Conservation	Education	4
Culver Company Incorporated	Education	4
Channing L Bete Co Inc	Education	4
Lourdes College	Education	3
68 Various Organizations Under $3,000	Education	37

33A
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

DONATIONS

ACCOUNT 426.1

INSTRUCTION:
Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

Chack,Dennis M*	Health Services	$5
National Multiple Sclerosis	Health Services	4
Marymount Hospital	Health Services	3
29 Various Organizations Under $3,000	Health Services	19

Rock and Roll Hall Of Fame And Museum	Culture Development	10
Stranahan Theater Trust	Culture Development	8
Citifest Incorporate	Culture Development	6
Marion Popcorn Festival	Culture Development	5
Center For Italian & Italian-American Culture Inc.	Culture Development	5
National Black Caucus Of Local Cleveland	Culture Development	5
Stan Hywet Hall And Gardens	Culture Development	4
Cleveland Sport Stars Foundation	Culture Development	4
Toledo Zoo	Culture Development	3
18 Various Organizations Under $3,000	Culture Development	18

Total		$5,150

 *  Board required annual contribution by Dennis Chack to American Red Cross.

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

OTHER DEDUCTIONS

ACCOUNT 426.5

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

D E S C R I P T I O N	NAME OF PAYEE	AMOUNT

Company-Owned Life Insurance	Employee-Related Expenses	$(1,399)

Lobbying Expenses	Primary Employee Wages	411
	And Expenses

	TOTAL	$(988)

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XVIII

NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See notes to Financial Statements on page 19.

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

ORGANIZATION CHART

Chairman of the Board
President & CEO, FirstEnergy Service Company
Executive Vice President & COO, FirstEnergy Service Company
Senior Vice President, Energy Delivery & Customer Service
Region Presidents
Senior Vice President, Customer Services
Vice Presidents, Energy Delivery
Vice President, Energy Delivery Policy
Vice President, Transmission Initiative
Senior Vice President, Strategic Operations
Vice President, Rates & Regulatory Affairs
Vice President, Chief Information Officer
Vice President & Chief Procurement Officer
Senior Vice President, Business Development & Performance
Director, FirstEnergy Telecom
Senior Vice President, Chief Financial Officer
Vice President & Controller
Treasurer
Vice President, Corporate Risk & Chief Risk Officer
Vice President, Investor Relations
Director, Investment Management
Director, Internal Auditing
Senior Vice President & General Counsel
Vice President, Admin Services/Corp/Real Estate
Director, Claims
Senior Vice President, External Affairs
Vice President, Corporate Affairs & Community Involvement
Vice President, Governmental Affairs
Vice President, Communications
Vice President, Human Resources
Senior Vice President, Chairman & CEO's Administration

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

METHODS OF ALLOCATION

1.	Multiple Factor - All

A.
FirstEnergy will bear 5% of these Indirect Allocations. The remaining Indirect Allocations will be allocated among the Utility and the Non-Utility Subsidiaries based on FirstEnergy’s equity investment in respective groups.

B.
A subsequent allocation step will then occur. Among the Utility Subsidiaries, allocations will be based upon the "Multiple Factor - Utility" method. Among the Non-Utility Subsidiaries, allocations will be based upon the "Multiple Factor - Non-Utility" method.

2.	Multiple Factor - Utility

Based on the sum of the weighted averages of the following factors:

A.	Gross transmission and/or distribution plant
B.	Operating and maintenance expense excluding purchase power and fuel costs
C.	Transmission and/or distribution revenues, excluding transactions with affiliates

3.	Multiple Factor - Non-Utility

Based upon the total assets of each Non-Utility Subsidiary, including the generating assets under operating leases from the Utility Subsidiaries.

4.	Multiple Factor - Utility and Non-Utility

A.	First assigned a distribution ratio that is in proportion to the Indirect Costs based on FirstEnergy's equity investment in the respective groups.
B.
Among the Utility Subsidiaries, allocations will be based upon the "Multiple Factor - Utility" method. Among the Non-Utility Subsidiaries, allocations will be based upon the "Multiple Factor - Non-Utility" method.

5.	Direct Charge Ratio

The ratio of direct charges for a particular product or service to an individual Subsidiary as a percentage of the total direct charges for a particular product or service to all Subsidiaries benefiting from such services. Indirect Costs are then allocated to each Subsidiary based on the calculated ratios.

6.	Number of Customers Ratio

Based on the number of Utility customers for the respective Utility Subsidiary receiving the product or service divided by the total number of Utility customers.

7.	Number of Shopping Customers Ratio

Based on the number of shopping customers for the respective Utility Subsidiary receiving the product or service divided by the total number of shopping customers.

37A
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

METHODS OF ALLOCATION

8.	Number of Participating Employees - General

Based on the number of participating employees for the respective Subsidiary receiving the product or service divided by the total number of participating employees.

9.	Number of Participating Employees - Utility and Non-Utility

A.	First assigned a distribution ratio that is in proportion to the Indirect Costs based on FirstEnergy's equity investment in the respective groups.
B.	Costs are further allocated by using the number of participating employees for the respective Subsidiary divided by the total number of participating FirstEnergy employees.

10.	Gigabytes Used Ratio

Based on the number of gigabytes utilized by a Subsidiary receiving the product or service divided by the total number of gigabytes used by the FirstEnergy system companies applicable to that respective product or service.

11.	Number of Computer Workstations Ratio

Based on the number of computer workstations utilized by a Subsidiary receiving the product or service divided by the total number of computer workstations in use by the FirstEnergy system companies applicable to that respective product or service.

12.	Number of Billing Inserts Ratio

Based on the number of billing inserts performed for a Subsidiary receiving the product or service divided by the total number of billing inserts performed for the FirstEnergy system companies applicable to that respective product or service.

13.	Number of Invoices Ratio

Based on the number of invoices processed for a Subsidiary receiving the product or service divided by the total number of invoices processed for the FirstEnergy system companies applicable to that respective product or service. (Not currently in use.)

14.	Number of Payments Ratio

Based on the number of monthly payments processed for a Subsidiary divided by the total monthly number of payments processed for the FirstEnergy system companies applicable to that respective product or service. (Not currently in use.)

37B
ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

METHODS OF ALLOCATION

15.	Daily Print Volume

Based on the average daily print volume performed for a Subsidiary receiving the service divided by the total average daily print volume performed for the entire FirstEnergy system.

16.	Number of Intel Servers

Bases on the number of Intel servers utilized by a Subsidiary receiving the product or service divided by the total number of Intel servers utilized by the FirstEnergy system.

17.	Application Development Ratio

Based on the number of application development hours budgeted for a Subsidiary receiving the service divided by the total number of budgeted application development hours for the year.

18.	Server Support Composite

Based on the average ratio of unix gigabytes, SAP gigabytes and Intel number of servers for a Subsidiary receiving the service.

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

NONE

ANNUAL REPORT OF FIRSTENERGY SERVICE COMPANY

For the Year Ended December 31, 2004

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned Company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

FIRSTENERGY SERVICE COMPANY
(Name of Reporting Company)

By: /s/ H. L. Wagner
(Signature of Signing Officer)

H. L. Wagner, Vice President & Controller
(Printed Name and Title of Signing Officer)

Date: April 26, 2005